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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



SEC File Number                                           Cusip Number
   0-21681                                                89363A 10 1

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

         (Check One): [ ] Form 10-K and Form 10-KSB   [ ] Form 20-F
                      [ ] Form 11-K  [X] Form 10-Q    [ ] Form N-SAR

                       For Period Ended:   March 31, 1998
               _________________________________________________


           [ ]     Transition Report on Form 10-K
           [ ]     Transition Report on Form 20
           [ ]     Transition Report on Form 11-K
           [ ]     Transition Report on Form 10-Q
           [ ]     Transition Report on Form N-SAR
                   For the Transition Period Ended:   ______________________



               _________________________________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


               _________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                      N/A
               _________________________________________________





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PART I - REGISTRANT INFORMATION

Transcrypt International, Inc.
_________________________________________________
Full Name of Registrant


N/A
_________________________________________________
Former Name if Applicable


4800 NW 1st Street
_________________________________________________
Address of Principal Executive Office (Street and Number)


Lincoln, Nebraska 68521
_________________________________________________
City, State and Zip Code



PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)       The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable effort or expense;

 [ ]     (b)       The subject annual report, semi-annual report, transition
                   report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)       The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.




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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1998 will not be filed by the Registrant within the period prescribed for such report. As a result of certain recent events, the Registrant has determined that it may be necessary to make adjustments to certain of its previously issued financial statements. In connection therewith, the Registrant is continuing to evaluate issues regarding certain complex accounting principles, which issues have not yet been resolved by the Registrant or its newly engaged independent auditors. Coopers & Lybrand L.L.P. resigned as the Registrant's independent auditors effective April 24, 1998, and the Registrant engaged KPMG Peat Marwick LLP as its new independent auditors effective May 5, 1998. Accordingly, the Registrant is not yet able to complete the preparation of its financial statements for the first quarter of 1998 or its Report on Form 10-Q for such quarter. The precise filing date of the Report on Form 10-Q remains uncertain.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Jeffery L. Fuller
         Chief Executive Officer
         (402) 474-4800


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         [ ] Yes  [X] No

         The Registrant's Form 10-K for Fiscal Year Ended December 31, 1997 has not yet been filed.






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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

         [X] Yes  [ ] No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As a result of recent events, the Registrant has determined that it may be necessary to make adjustments to certain of its previously issued financial statements. In connection therewith, the Registrant is continuing to evaluate issues regarding certain complex accounting principles, which issues have not yet been resolved by the Registrant or its newly engaged independent auditors. Accordingly, the Registrant cannot at this time make a reasonable estimate of the change in its results of operations for the first quarter of 1998 compared to the corresponding period for 1997.






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        Transcrypt International, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


        Dated: May 15, 1998                 By:    /s/ Jeffery L. Fuller
                                               --------------------------------
                                                   Jeffery L. Fuller
                                                   Chief Executive Officer




INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representatives authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).






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